

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

March 11, 2008

Patrick T. Doyle
Senior Vice President and Chief Financial Officer
The DIRECTV Group, Inc.
2230 East Imperial Highway
El Segundo, CA 90245

> **Re: The DIRECTV Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed February 25, 2008**
> **File No. 1-31945**

Dear Mr. Doyle:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide us with the requested information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 2. Subscriber Acquisition Costs, page 67

1. Please confirm to us that you are not capitalizing commission, installation, advertising, marketing and customer call center costs related to the leased set-top receivers as property and equipment. If so, tell us the nature of each cost you are capitalizing and the total amount of these costs capitalized in 2007 and 2006. Also, tell us why it is appropriate to capitalize these costs. Refer to your basis in the accounting literature.

2. Please tell us if you redeploy set-top receivers returned by your subscribers. If so, tell us how you are accounting for the carrying value of the original set-top receivers and any costs incurred to refurbish them. Refer to your basis in the accounting literature.

* * * *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please submit your cover letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at

(202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director